SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 19, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-203977) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684 ) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: July 19, 2017

SECOND QUARTER 2017, AS ADJUSTED FOR

INCORPORATION BY REFERENCE

Stockholm, July 18, 2017

SECOND QUARTER HIGHLIGHTS		Read more (page)

•	Reported sales decreased by -8% YoY. The RAN equipment market for 2017 is estimated to show a high single-digit percentage decline compared with previous estimate of -2% to -6%.	2

•	Gross margin was 27.9% (32.3%).	3

•	Operating income was SEK -1.2 b.	4

•	Networks operating margin was 7%.	6

•	IT & Cloud operating income was negatively impacted by less capitalization of development expenses QoQ and YoY.	7

•	Planned cost reduction activities will be accelerated, due to current market environment, to achieve an annual run rate reduction of at least SEK 10 b. by mid-2018.	2

•	The company sees an increased risk of further market and customer project adjustments with an estimated negative impact on operating income of SEK 3-5 b. for the coming 12 months.	2

•	Due to technology and portfolio shifts capitalization of costs will be reduced and is estimated to result in a net negative impact on operating income of SEK -2.9 (1.3) b. in the second half 2017, with no impact on cash.	2

•	Cash flow from operating activities was SEK 0.0 (-0.7) b.	9

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	49.9	54.1	-8%	46.4	8%	96.3	106.3
Gross margin	27.9%	32.3%	—	13.9%	—	21.2%	32.8%
Operating income	-1.2	2.8	-145%	-12.3	-90%	-13.6	6.2
Operating margin	-2.5%	5.1%	—	-26.6%	—	-14.1%	5.9%
Net income	-1.0	1.6	-164%	-10.9	-91%	-11.9	3.7
EPS diluted, SEK	-0.30	0.48	-163%	-3.29	-91%	-3.59	1.08
Cash flow from operating activities	0.0	-0.7	-100%	-1.5	-100%	-1.5	-3.1

1      Ericsson  |  Second Quarter Report 2017

CEO COMMENTS

We are not satisfied with our underlying performance with continued declining sales and increasing losses in the quarter. Execution of our focused business strategy is gaining traction. However, in light of current market conditions, we are accelerating the planned actions to reduce costs.

Based on the development in the first half of the year, our current view of the Radio Access Network (RAN) equipment market outlook is in line with external estimates of a high single-digit percentage decline for the full year 2017.

Considering the current market environment, the company position, and the more focused business strategy, we continue to assess risk exposure in ongoing contracts. Depending on the outcome, we see an increased risk of further market and customer project adjustments, which would have a negative impact on results, estimated to SEK 3-5 b. for the coming 12 months, of which 30% is estimated to impact cash.

Due to technology and portfolio shifts we will reduce the capitalization of product platform, software release development expenses and hardware costs. Together this is estimated to result in a net negative impact on operating income of SEK -2.9 (1.3) b. in the second half of 2017, with no impact on cash. This is to be compared with SEK -0.3 (1.2) b. of total impact on operating income in the quarter.

One key component in our focused business strategy is to reduce costs and increase efficiency. In light of the current market outlook, we will accelerate our actions to ensure that we can meet our target of doubling the 2016 operating margin beyond 2018. Actions will be taken primarily in service delivery and common costs and do not include R&D. Our plan is to implement cost savings with an annual run rate effect of at least SEK 10 b. by mid-2018, of which approximately half will be related to common costs.

The decline in the Networks result in the quarter was mainly caused by lower software sales, driven by two key factors; unusually strong software sales in the second quarter last year and cautious mobile broadband investment levels. On the positive side, we were ranked number one in radio by a leading global operator.

Performance improvements in Networks will be generated through both the continued ramp-up of Ericsson Radio System (ERS) and cost reductions, mainly in service delivery. The ERS continues to prove its competitiveness and now represents 49% of radio unit deliveries in the quarter. During the quarter, we announced a break-through contract to support Vodafone UK to evolve its 4G network and to provide 5G radio technology. To safeguard a future leading portfolio, we have started to increase R&D investments in Networks with a total increase of SEK 0.2 b. in the quarter. In line with our more focused strategy, we signed an agreement in the quarter to divest the power modules business.

The work to refocus our Managed Services business to improve profitability is well underway. So far, we have identified 42 contracts, with sales of SEK 7 b. in 2016, which we will either exit,

renegotiate or transform. To date, we have either exited, renegotiated or transformed nine of these contracts resulting in an annualized profit improvement of approximately SEK 140 million going forward.

IT & Cloud had another challenging quarter with significant losses. The sequential increase in losses is largely explained by lower capitalization of R&D expenses. Gross margin continued to be negatively impacted by large digital transformation projects.

Our IT & Cloud business is of strategic importance as our customers are preparing for 5G and will digitalize their operations and invest in a future network architecture based on software-defined logic. A key driver of performance in the business is the success of our new product portfolio, for which the rolling 12 month sales have grown 7%.

We are taking firm actions to improve performance in IT & Cloud, including stabilizing product roadmaps, addressing underper-forming customer projects, improving new project delivery scoping and reducing costs, primarily in service delivery.

The operating income in our Media business improved sequentially as a result of increased sales, improved business mix and reduced costs. We continue the work to explore strategic opportunities for the Media business.

In this report, we have included a table on page 4 to track progress in the execution of our focused business strategy.

In light of current market environment and company performance, we are accelerating actions to reduce costs. Our focused business strategy is designed to take us back to technology and market leadership and improve company performance, also in a tough market. We see initial signs of traction in strategy execution including increased investments in R&D in Networks and ramp up of deliveries of Ericsson Radio System, increasing our competitiveness in the market.

Börje Ekholm

President and CEO

2      Ericsson  |  Second Quarter Report 2017

FINANCIAL HIGHLIGHTS

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	49.9	54.1	-8%	46.4	8%	96.3	106.3
Of which Networks	36.8	40.2	-8%	34.9	6%	71.7	80.2
Of which IT & Cloud	10.9	11.5	-5%	9.5	14%	20.4	21.3
Of which Other	2.2	2.4	-6%	2.0	13%	4.2	4.8
Gross income	13.9	17.5	-20%	6.4	116%	20.4	34.9
Gross margin (%)	27.9%	32.3%	—	13.9%	—	21.2%	32.8%
Research and development expenses	-8.4	-7.4	13%	-9.1	-8%	-17.4	-14.9
Selling and administrative expenses	-7.1	-7.1	-1%	-9.9	-28%	-16.9	-13.8
Other operating income and expenses	0.2	-0.2	-204%	0.1	70%	0.4	0.0
Operating income	-1.2	2.8	-145%	-12.3	-90%	-13.6	6.2
Operating margin	-2.5%	5.1%	—	-26.6%	—	-14.1%	5.9%
for Networks	7%	12%	—	-2%	—	3%	13%
for IT & Cloud	-26%	-13%	—	-94%	—	-58%	-17%
for Other	-44%	-20%	—	-143%	—	-90%	-16%
Financial net	0.1	-0.5	-112%	-0.4	-114%	-0.4	-1.0
Taxes	0.2	-0.7	-126%	1.9	-91%	2.1	-1.6
Net income	-1.0	1.6	-164%	-10.9	-91%	-11.9	3.7
Restructuring charges	-1.5	-1.0	48%	-1.7	-13%	-3.3	-1.7

PLANNING ASSUMPTIONS GOING FORWARD

Market related

•	Based on the development in the first half of the year, the company’s current view of the Radio Access Network (RAN) equipment market outlook is in line with external estimates of a high single-digit percentage decline for the full year 2017. This is to be compared with the company’s previous estimate of -2% to -6%.

Ericsson focused strategy related

•	Addressing low-performing operations in Managed Services and optimizing the offering in Network Rollout are expected to reduce full-year sales by up to SEK 10 b. by 2019.

•	The plan is to implement cost savings with an annual run rate effect of at least SEK 10 b. by mid-2018, split 50/50 between service delivery and common costs (G&A, IT, real estate etc).
•	The company aims to increase R&D efficiency. However, R&D expenses will increase short term, primarily in Networks.

•	Restructuring charges for 2017 are estimated to be in the higher end of the range SEK 6-8 b.

•	The company sees an increased risk of further market and customer project adjustments, which would have a negative impact on results, estimated to SEK 3-5 b. for the coming 12 months, of which 30% is estimated to impact cash.

•	Reduced capitalization of development expenses and hardware costs is expected to result in a net negative impact on operating income of SEK -2.9 (1.3) b. in second half 2017, with no impact on cash.

Other Ericsson related

•	The earlier communicated rescoped managed services contract in North America will impact sales negatively YoY in Q3 2017.

•	Industry trends and business mix in mobile broadband in 2016 are expected to prevail in 2017.

Net sales

Sales as reported decreased by -8% YoY. The mobile broadband market remained weak in the quarter.

Sales in North America declined YoY mainly due to the earlier communicated rescoped managed services contract effective as from Q4 2016. Sales in North East Asia declined slightly YoY. Sales in Mainland China were negatively impacted by lower Networks sales, partly offset by increased IT & Cloud sales.

Networks sales in Japan and South Korea increased. Sales in market area South East Asia, Oceania and India were stable YoY with growth in Vietnam and Australia while investments in India continued to decline.

As anticipated, sequential sales growth was below normal seasonality, following continued low investments in mobile broadband. Sales increased by 8% QoQ.

Total sales of Managed Services, as defined in 2016, including Broadcast Services, were SEK 6.3 (7.3) b. The decline mainly refers to the earlier communicated rescoped managed services contract in North America. The definition of Managed Services will be adjusted in 2018, at the latest, to mirror the new organization.

3      Ericsson  |  Second Quarter Report 2017

IPR licensing revenues

IPR licensing revenues declined YoY to SEK 2.0 (2.2) b. IPR licensing revenues were flat QoQ.

Gross margin

Gross margin declined to 27.9% (32.3%) with lower gross margins in all segments.

Gross margin increased sequentially to 27.9% from 13.9%. Q1 2017 included provisions and adjustments related to certain customer projects impacting gross margin negatively.

Operating expenses

Operating expenses increased to SEK 15.4 (14.5) b.

Operating expenses declined sequentially to SEK 15.4 b. from SEK 18.9 b.

The net effect on operating expenses of capitalized development expenses and related amortizations was SEK 0.2 b. in Q1 and SEK -0.4 b. in Q2.

Other operating income and expenses

Other operating income and expenses improved both YoY and QoQ. Several minor items contributed to the SEK 0.2 b. of other operating income and expenses in Q2 2017. The revaluation and realization effects of currency hedge contracts, impacting other operating income and expenses, were SEK 0.0 (-0.5) b.

As of Q1 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivatives. Therefore, as of Q1 2017, revaluation and realization effects of SEK 0.3 b. are included in financial expenses instead of in other operating income and expenses.

Restructuring charges

Restructuring charges were SEK -1.5 (-1.0) b. Restructuring charges were SEK -1.7 b. in Q1 2017. For full-year 2017, the restructuring charges are estimated to be in the higher end of the range SEK 6-8 b.

Operating income

Operating income decreased to SEK -1.2 (2.8) b. due to lower gross margin, lower sales and increased operating expenses.

Operating income improved sequentially from SEK -12.3 b.

Changes in treatment of cost going forward

Due to technology and portfolio shifts the company will reduce the capitalization of product platform, software release development expenses and hardware costs. This is estimated to result in a net negative impact on operating income of SEK -2.9 b. in the second half of 2017, with no impact on cash. The total impact on operating income in the quarter amounted to SEK -0.3 (1.2) b.

Financial net

Financial net improved both YoY and QoQ, mainly due to positive revaluation and realization effects of currency hedge contracts of SEK 0.3 b., and positive currency revaluation effects of SEK 0.2 b. The SEK strengthened against the USD between March 31, 2017 (SEK/USD rate 8.93) and June 30, 2017 (SEK/ USD rate 8.46). The hedge balance is in USD.

Taxes

Taxes were positive in the quarter following the negative income.

Net income and EPS

Net income and EPS diluted decreased YoY following the reduced operating income. EPS diluted was SEK -0.30 (0.48). Net income and EPS diluted improved QoQ following the improved operating income.

Employees

The number of employees on June 30, 2017 was 109,127 - a reduction of more than 7,000 employees in 12 months.

Focused strategy execution

The company has so far identified three indicators to measure the progress of strategy execution. KPIs for cost reduction will be added later.

Area	Activity	Status Q2 2017
Networks	Transition to new Ericsson Radio System	49% (ERS radio unit deliveries out of total)

IT & Cloud	Growth in sales of new product portfolio	Net sales growth of 7%, rolling 12 months

Managed Services	Addressing low-performing contracts	Out of 42 contracts identified, 9 have been renegotiated to result in an annualized future profit improvement of SEK 0.1 b.

In addition, the company announced in the quarter that it has signed an agreement to divest its power modules business.

4      Ericsson  |  Second Quarter Report 2017

MARKET AREA SALES

	Second quarter 2017				Change
SEK b.	Networks	IT & Cloud	Other	Total	YoY	QoQ
South East Asia, Oceania and India	6.3	1.3	0.1	7.7	0%	-3%
North East Asia	4.1	1.7	0.0	5.9	-3%	5%
North America	10.0	2.1	0.5	12.5	-7%	5%
Europe and Latin America	10.5	3.9	0.9	15.2	-11%	20%
Middle East and Africa	4.2	1.8	0.1	6.0	-17%	11%
Other 1)	1.8	0.2	0.7	2.7	0%	-8%

Total	36.8	10.9	2.2	49.9	-8%	8%

1)	Market Area “Other” includes licensing revenues, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

South East Asia, Oceania and India

Sales were stable YoY. A negative impact from reduced Networks services sales was offset by mobile broadband growth in Vietnam and increased IT & Cloud sales, driven by the delivery of a core network project in Australia. Sales in India were still impacted by consolidations and tariff competition between operators.

North East Asia

Sales declined slightly YoY. Sales in Mainland China declined due to continued reduced investments by one customer, partly offset by increased IT & Cloud sales. Networks sales in Japan and South Korea increased.

North America

North America sales declined YoY, mainly due to the earlier communicated rescoped managed services contract. IT & Cloud sales declined due to fewer project milestones in the quarter. Mobile broadband infrastructure sales remained at a stable level. All major operators’ 5G trials are ongoing with good momentum.

Europe and Latin America

Sales declined YoY, reflecting capex constraints in Europe where 4G modernizations are largely completed. In addition, sales declined in Mexico and South America. The decline was partially offset by increased mobile broadband investments in Brazil and timing of deployments in Russia. In the quarter, a break-through contract was announced to support Vodafone UK to evolve its 4G network and to provide 5G radio technology.

Middle East and Africa

Sales declined YoY with some, still limited, signs of recovery in the macroeconomic environment. Challenges in capacity business continued, accompanied by decline in services domains.

Other

IPR licensing revenues amounted to SEK 2.0 (2.2) b.

5      Ericsson  |  Second Quarter Report 2017

SEGMENT RESULTS

NETWORKS

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	36.8	40.2	-8%	34.9	6%	71.7	80.2
Of which products	20.8	23.0	-10%	19.4	7%	40.2	45.8
Of which IPR licensing revenues	1.6	1.7	-9%	1.6	-3%	3.2	4.8
Of which services	16.1	17.2	-7%	15.5	4%	31.5	34.3
Gross income	10.4	12.5	-17%	8.0	30%	18.3	25.5
Gross margin	28%	31%	—	23%	—	26%	32%
Operating income	2.6	4.8	-46%	-0.5	—	2.1	10.6
Operating margin	7%	12%	—	-2%	—	3%	13%
Restructuring charges	-0.9	-0.5	97%	-1.4	—	-2.4	-0.9

Net sales

Sales as reported declined by -8% YoY. Investments in mobile broadband in certain markets remained low, impacting mainly product sales. The decline in network services sales YoY is due to lower managed services sales following the earlier communicated rescoped contract in North America.

The mobile broadband market remained weak in the second quarter. The sales decline YoY is primarily driven by market areas Europe and Latin America as well as Middle East and Africa.

Reported sales increased by 6% QoQ. Sales in market areas North East Asia and South East Asia, Oceania and India declined QoQ with lower sales in Japan and Vietnam – two markets that reported strong sales in Q1 2017.

The Ericsson Radio System (ERS) continued to generate new business. The transition to the new ERS is tracking towards the target of accounting for 100% of total deliveries in 2018, with 49% YTD.

Gross margin

Gross margin declined YoY to 28% (31%) due to lower software sales with slightly lower IPR licensing revenues, increased restructuring charges and lower services margins. Improved hardware margins partly offset the decline. The lower services margins refer to a few managed services contracts with increased losses. These contracts are on the list of contracts that will be either exited, renegotiated, or transformed in order to improve the gross income.

Gross margin increased sequentially to 28% from 23% following provisions, adjustments and large restructuring charges made in Q1.

Operating income and margin

Operating income and margin decreased YoY, mainly due to lower sales, lower gross margin, increased restructuring charges and increased operating expenses. Improved other operating income and expenses had a positive impact on operating income. The YoY increase in operating expenses refers to increased R&D, mainly related to the already communicated focused business strategy. Selling and administrative expenses were flat YoY.

Operating income and margin increased sequentially.

6      Ericsson  |  Second Quarter Report 2017

IT & CLOUD

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	10.9	11.5	-5%	9.5	14%	20.4	21.3
Of which products	5.1	5.3	-4%	4.1	23%	9.2	10.1
Of which IPR licensing revenues	0.2	0.2	-10%	0.2	-3%	0.4	0.6
Of which services	5.8	6.2	-6%	5.4	7%	11.3	11.3
Gross income	2.8	4.1	-30%	-2.1	—	0.7	7.3
Gross margin	26%	35%	—	-22%	—	4%	34%
Operating income	-2.9	-1.5	86%	-9.0	-68%	-11.9	-3.5
Operating margin	-26%	-13%	—	-94%	—	-58%	-17%
Restructuring charges	-0.5	-0.5	—	-0.2	—	-0.7	-0.7

Net sales

Sales as reported declined by -5% YoY. Sales of legacy portfolio products, primarily in OSS & BSS, continued to decline and were not offset by growth in the new portfolio. Services sales declined following lower activity in large transformation projects.

Sales increased by 14% QoQ after a seasonally weak Q1. Sales in North East Asia grew 90% QoQ, driven by software licensing sales for telecom core in Mainland China. It is not unusual that such sales vary between quarters.

Gross margin

Gross margin decreased YoY primarily due to lower services and hardware margins. The services margin continues to be negatively impacted by ongoing large transformation projects and by IT managed services projects being in their initial transformation phase.

Gross income and margin increased QoQ.

Operating income and margin

Operating income decreased YoY mainly due to a lower gross margin. In addition, less capitalization and increased amortization of R&D platform development impacted operating expenses negatively. In Q2 2017, the net amount of capitalized and amortized R&D was SEK -0.2 b, compared with SEK 0.6 b. in Q2 2016 and SEK 0.3 b. in Q1 2017.

Operating income improved QoQ. The positive impact from increased sales was more than offset by the negative net effect of capitalized and amortized R&D.

7      Ericsson  |  Second Quarter Report 2017

OTHER

SEK b.	Q2 2017	Q2 2016	YoY change	Q1 2017	QoQ change	6 months 2017	6 months 2016
Net sales	2.2	2.4	-6%	2.0	13%	4.2	4.8
Of which IPR licensing revenues	0.2	0.2	-10%	0.2	-3%	0.4	0.6
Gross income	0.7	0.9	-18%	0.6	34%	1.3	2.0
Gross margin	34%	39%	—	28%	—	31%	42%
Operating income	-1.0	-0.5	101%	-2.8	-66%	-3.8	-0.8
Operating margin	-44%	-20%	—	-143%	—	-90%	-16%
Restructuring charges	-0.1	-0.1	—	-0.1	—	-0.2	-0.1

The former Media segment is renamed to “Other” in the external reporting as per Q2 2017.

Net sales

Sales as reported declined -6% YoY. The decline was primarily due to lower sales of legacy products. Sales of next-generation MediaFirst platform started in the quarter, as the product went live in commercial networks. The iconectiv business (number portability solutions) continued to show double-digit growth YoY.

Sales as reported increased by 13% QoQ, driven by growth in Media Solutions following a seasonally weak Q1.

Gross margin

Gross margin declined YoY partly due to increased restructuring charges.

Gross margin increased QoQ, driven by a changed sales mix with a larger share of Media Solutions. In addition, efficiency improvements in service delivery contributed to improved gross margins QoQ.

Operating income and margin

Operating income decreased YoY partly due to lower sales and lower gross margin. In addition, lower capitalization and increased amortization of R&D platform development impacted operating expenses negatively. In Q2 2017, the net amount of capitalized and amortized R&D was SEK -0.1 0.1) b.

Operating income improved QoQ.

8      Ericsson  |  Second Quarter Report 2017

CASH FLOW

	Q2	Q2	Q1
SEK b.	2017	2016	2017
Net income reconciled to cash	-0.8	1.3	-9.2
Changes in operating net assets	0.8	-2.0	7.7
Cash flow from operating activities	0.0	-0.7	-1.5
Cash flow from investing activities	-2.0	1.4	-13.6
Cash flow from financing activities	-8.9	-9.3	10.9
Net change in cash and cash equivalents	-11.5	-7.0	-4.0

Operating activities

Cash flow from operating activities was SEK 0.0 b. in the quarter. A negative net income reconciled to cash was fully offset by a positive effect from changes in operating net assets. Cash flow from inventory was negative at SEK -1.1 b. in the quarter while customer finance decreased resulting in a cash flow effect of SEK 1.1 b. Trade receivables decreased resulting in a cash flow effect of SEK 0.5 b.

Cash outlays related to restructuring charges were SEK -1.1 (-0.6) b. in the quarter.

Investing activities

Cash flow from investing activities was negative at SEK -2.0 b. Investments in property, plant and equipment continued to decline YoY as investments in the Global ICT centers decreased. The cash flow effect from capitalized development expenses was significantly reduced and amounted to SEK -0.3 b. in the quarter.

Financing activities

Cash flow from financing activities was negatively impacted by repayment of one Euro bond of SEK 5.1 b. (EUR 0.5 b.) at maturity date. In addition, dividends of SEK 3.3 (12.1) b. were paid out.

Net cash was SEK 24.0 b. at the end of the quarter.

	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun
Working capital KPIs, number of days	2017	2017	2016	2016	2016
Sales outstanding (target: <90)	114	117	95	122	115
Inventory (target: <65)	78	73	69	79	81
Payable (target: >60)	60	58	56	56	59

9      Ericsson  |  Second Quarter Report 2017

FINANCIAL POSITION

SEK b.	Jun 30 2017	Jun 30 2016	Mar 31 2017
+ Cash and cash equivalents	21.4	28.9	33.0
+ Interest-bearing securities, current	10.8	19.8	13.5
+ Interest-bearing securities, non-current	22.1	—	19.1
– Borrowings, current	3.2	9.7	9.5
– Borrowings, non-current	27.1	18.2	27.8

Equity	123.8	136.7	126.8
Total assets	274.9	277.4	292.2

Post-employment benefits were SEK 23.6 b., compared with SEK 23.8 b. on March 31, 2017.

The average maturity of long-term borrowings as of June 30, 2017, was 4.5 years, the same as 12 months earlier.

Debt maturity profile, Parent Company

10      Ericsson  |  Second Quarter Report 2017

OTHER INFORMATION

Ericsson’s Nomination Committee appointed

On May 9, 2017, Ericsson announced that the Nomination Committee for the Annual General Meeting (AGM) 2018 had been appointed in accordance with the instruction for the Nomination Committee, resolved by the Annual General Meeting 2012. The Nomination Committee consists of: Petra Hedengran, Investor AB; Johan Held, Afa Försäkring, Leif Johansson, the Chairman of the Board of Directors, Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; and Anders Oscarsson, AMF Försäkring och Fonder. Petra Hedengran is the Chairman of the Nomination Committee.

Ericsson announced change in Executive Team

On May 11, 2017, Ericsson announced that Rima Qureshi had decided to leave Ericsson to pursue another opportunity in the industry. She would leave her role as Senior Vice President and Head of Market Area North America effective May 11, 2017. Niklas Heuveldop has been appointed acting Head of Market Area North America, effective May 11, 2017.

Erik Ekudden named Group CTO for Ericsson

On May 30, 2017, Ericsson announced that Erik Ekudden has been appointed as Group CTO and Head of Technology & Architecture, effective July 1, 2017. Ekudden will lead the company’s technology strategy with a focus on driving the evolution of the network as the platform to secure the success of Ericsson’s service provider customers.

Increase in total number of shares and votes in Telefonaktiebolaget LM Ericsson

On May 31, 2017, Ericsson announced that the company’s share capital amounts to SEK 16,670,758,678 and the total number of shares is 3,334,151,735; of which 261,755,983 are Class A shares and 3,072,395,752 are Class B shares. The total number of votes is 568,995,558.2, of which Class A shares represent 261,755,983 votes and Class B shares represent 307,239,575.2 votes.

The increase in the number of shares and votes is a result of the company’s recent issue of 3,000,000 Class C shares, shares which have subsequently been repurchased by the company and converted into Class B shares, by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the Annual General Meeting 2017 to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Compensation Program (LTV) 2017. The company held 58,382,336 shares as treasury stock on May 31.

Changes to Ericsson’s Nomination Committee

On June 1, 2017, Ericsson announced that Cevian Funds will be part of the Nomination Committee. The Nomination Committee now consists of: Petra Hedengran, Investor AB (Chairman); Bengt Kjell, AB Industrivärden and Handelsbankens Pensionsstiftelse; Christer Gardell, Cevian Funds; Anders Oscarsson, AMF Försäkring och Fonder; Johan Held, Afa Försäkring; and Leif Johansson, the Chairman of the Board of Directors.

Patent infringement lawsuit

In 2012 and 2013, Intellectual Ventures (“IV”) filed patent infringement lawsuits in the United States District Court for the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 16 U.S. patents, seeking an injunction and monetary damages.

The first of these cases is set to go to trial in January 2018. IV subsequently filed another wave of lawsuits in the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 12 U.S. patents, seeking monetary damages. The first of these cases, scheduled to go to trial in July 2017, has been cancelled.

Ericsson to divest its power modules business to Flex

On June 21, 2017, Ericsson announced that it has signed an agreement with multinational technology and Sketch-to-Scale™ solutions provider, Flex, to divest Ericsson Power Modules (EPM). The divestment is in line with Ericsson’s focused business strategy, presented on March 28, to strengthen its core business and portfolio areas (networks, digital services and IoT). The Ericsson Power Modules business, excluding the brand, will on closing be transferred to Flex as part of the agreement. This includes Shanghai Ericsson Electronics Corporation Ltd, a manufacturing site in China, and business assets in Sweden. More than 300 employees and consultants are expected to transfer from Ericsson to Flex Power.

POST-CLOSING EVENTS

The Chairman Leif Johansson informed that he will not make himself available for reelection

On July 5, 2017, Ericsson announced that the Chairman of the Board of Directors, Leif Johansson, has informed that he will not make himself available for reelection at the Annual General Meeting of shareholders in 2018. The Nomination Committee has initiated the search for a replacement.

Changes to Ericsson’s Nomination Committee

On July 14, 2017, Ericsson announced that Johan Forssell, Investor AB, will replace Petra Hedengran, Investor AB, as chairman of Ericssons Nomination Committee.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the second quarter of 2017, Ericsson made sales of communications infrastructure related products and services in Iran to Mobile Communication Company of Iran and to MTNIrancell, which generated gross revenues (reported as net sales) of approximately SEK 468 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson’s consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the second quarter of 2017 would be substantially lower than such gross revenues.

11      Ericsson  |  Second Quarter Report 2017

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2016.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Networks and IT & Cloud segments including new network build-outs and new managed services or digital transformation deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New and ongoing partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest and uncertainty in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings;

•	Cybersecurity incidents, which may have a material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti- corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 20, 2017

12      Ericsson  |  Second Quarter Report 2017

EDITOR’S NOTE

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

13      Ericsson  |  Second Quarter Report 2017

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings and profitability; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, such as those factors described under the risk factor section. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the failure to successfully implement our business and operational initiatives

14      Ericsson  |  Second Quarter Report 2017

FINANCIAL STATEMENTS

AND OTHER INFORMATION

15      Ericsson  |  Second Quarter Report 2017

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Apr-Jun			Jan-Jun
SEK million	2017	2016	Change	2017	2016	Change

Net sales	49,939	54,108	-8%	96,308	106,317	-9%
Cost of sales	-36,006	-36,613	-2%	-75,937	-71,432	6%

Gross income	13,933	17,495	-20%	20,371	34,885	-42%
Gross margin (%)	27.9%	32.3%		21.2%	32.8%

Research and development expenses	-8,365	-7,405	13%	-17,433	-14,890	17%
Selling and administrative expenses	-7,052	-7,109	-1%	-16,913	-13,829	22%

Operating expenses	-15,417	-14,514	6%	-34,346	-28,719	20%

Other operating income and expenses	239	-230		380	43
Shares in earnings of JV and associated companies	12	12		23	29

Operating income	-1,233	2,763	-145%	-13,572	6,238	-318%

Financial income	-22	139		-104	50
Financial expenses	83	-666		-267	-1,043

Income after financial items	-1,172	2,236	-152%	-13,943	5,245	-366%

Taxes	176	-670		2,092	-1,573

Net income	-996	1,566	-164%	-11,851	3,672	-423%

Net income attributable to:
Stockholders of the Parent Company	-1,010	1,587		-11,907	3,553
Non-controlling interests	14	-21		56	119

Other information
Average number of shares, basic (million)	3,275	3,261		3,273	3,259
Earnings per share, basic (SEK) 1)	-0.31	0.49		-3.64	1.09
Earnings per share, diluted (SEK) 1)	-0.30	0.48		-3.59	1.08

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Apr-Jun		Jan-Jun
SEK million	2017	2016	2017	2016

Net income	-996	1,566	-11,851	3,672
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	574	-941	972	-4,443
Tax on items that will not be reclassified to profit or loss	-160	235	-329	1,188

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	41	—	73	—
Reclassification adjustments on gains/losses included in profit or loss	2	—	5	—
Revaluation of other investments in shares and participations
Fair value remeasurement	0	—	2	-4
Changes in cumulative translation adjustments	-2,773	1,981	-2,794	848
Share of other comprehensive income on JV and associated companies	-9	10	1	-366
Tax on items that may be reclassified to profit or loss	-9	—	-18	—

Total other comprehensive income, net of tax	-2,334	1,285	-2,088	-2,777

Total comprehensive income	-3,330	2,851	-13,939	895

Total comprehensive income attributable to:
Stockholders of the Parent Company	-3,305	2,843	-13,979	750
Non-controlling interest	-25	8	40	145

16      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2017	Mar 31 2017	Dec 31 2016

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	6,085	6,460	8,076
Goodwill	41,364	43,042	43,387
Intellectual property rights, brands and other intangible assets	5,234	5,869	7,747

Property, plant and equipment	16,276	16,645	16,734

Financial assets
Equity in JV and associated companies	791	792	775
Other investments in shares and participations	1,115	1,112	1,179
Customer finance, non-current	2,288	2,728	2,128
Interest-bearing securities, non-current	22,122	19,124	7,586
Other financial assets, non-current	4,409	4,466	4,442

Deferred tax assets	17,463	17,435	15,522

	117,147	117,673	107,576

Current assets
Inventories	34,194	33,938	30,307
Trade receivables	62,493	65,687	68,117
Customer finance, current	2,156	2,882	2,625
Other current receivables	26,741	25,525	24,431
Interest-bearing securities, current	10,754	13,548	13,325
Cash and cash equivalents	21,446	32,954	36,966

	157,784	174,534	175,771

Total assets	274,931	292,207	283,347

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	123,045	126,105	139,817
Non-controlling interest in equity of subsidiaries	710	736	675

	123,755	126,841	140,492

Non–current liabilities
Post-employment benefits	23,624	23,774	23,723
Provisions, non-current	4,794	4,867	946
Deferred tax liabilities	1,838	1,888	2,147
Borrowings, non-current	27,100	27,823	18,653
Other non-current liabilities	2,602	2,699	2,621

	59,958	61,051	48,090

Current liabilities
Provisions, current	5,618	5,694	5,411
Borrowings, current	3,230	9,514	8,033
Trade payables	25,025	25,814	25,318
Other current liabilities	57,345	63,293	56,003

	91,218	104,315	94,765

Total equity and liabilities	274,931	292,207	283,347

Of which interest-bearing liabilities	30,330	37,337	26,686
Assets pledged as collateral	5,076	3,064	2,584
Contingent liabilities	1,679	1,729	1,186

17      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Operating activities
Net income	-996	1,566	-11,851	3,672	1,895
Adjustments to reconcile net income to cash
Taxes	-1,978	-3,410	-6,323	-4,618	-6,200
Earnings/dividends in JV and associated companies	-8	73	-15	57	58
Depreciation, amortization and impairment losses	2,197	2,104	7,628	4,201	9,119
Other	-48	988	479	1,640	3,135

Net income reconciled to cash	-833	1,321	-10,082	4,952	8,007

Changes in operating net assets
Inventories	-1,146	-1,667	-4,731	-5,879	-613
Customer finance, current and non-current	1,140	-816	306	-1,067	-950
Trade receivables	450	-564	2,847	2,844	5,933
Trade payables	41	2,457	667	1,840	2,775
Provisions and post-employment benefits	324	218	4,969	204	3,106
Other operating assets and liabilities, net	25	-1,662	4,484	-5,979	-4,248

	834	-2,034	8,542	-8,037	6,003
Cash flow from operating activities	1	-713	-1,540	-3,085	14,010

Investing activities
Investments in property, plant and equipment	-1,018	-1,572	-2,033	-3,046	-6,129
Sales of property, plant and equipment	37	50	106	94	482
Acquisitions/divestments of subsidiaries and other operations, net	9	-480	12	-588	-622
Product development	-315	-1,099	-1,180	-2,307	-4,483
Other investing activities	-42	-890	68	-155	-3,004
Interest-bearing securities	-676	5,355	-12,562	6,368	5,473

Cash flow from investing activities	-2,005	1,364	-15,589	366	-8,283

Cash flow before financing activities	-2,004	651	-17,129	-2,719	5,727

Financing activities
Dividends paid	-3,274	-12,067	-3,278	-12,100	-12,263
Other financing activities	-5,636	2,761	5,266	2,855	521

Cash flow from financing activities	-8,910	-9,306	1,988	-9,245	-11,742

Effect of exchange rate changes on cash	-594	1,652	-379	671	2,757

Net change in cash and cash equivalents	-11,508	-7,003	-15,520	-11,293	-3,258

Cash and cash equivalents, beginning of period	32,954	35,934	36,966	40,224	40,224

Cash and cash equivalents, end of period	21,446	28,931	21,446	28,931	36,966

18      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan-Jun		Jan-Dec
SEK million	2017	2016	2016

Opening balance	140,492	147,366	147,366
Total comprehensive income	-13,939	895	4,514
Sale/repurchase of own shares	34	-74	-216
Stock issue (net)	15	131	131
Stock purchase plan	431	472	957
Dividends paid	-3,278	-12,099	-12,263
Transactions with non-controlling interests	—	—	3

Closing balance	123,755	136,691	140,492

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	49,939	46,369	65,215	51,076	54,108	52,209
Cost of sales	-36,006	-39,931	-48,195	-36,616	-36,613	-34,819

Gross income	13,933	6,438	17,020	14,460	17,495	17,390
Gross margin (%)	27,9%	13.9%	26.1%	28.3%	32.3%	33.3%

Research and development expenses	-8,365	-9,068	-8,890	-7,855	-7,405	-7,485
Selling and administrative expenses	-7,052	-9,861	-8,799	-6,238	-7,109	-6,720

Operating expenses	-15,417	-18,929	-17,689	-14,093	-14,514	-14,205

Other operating income and expenses	239	141	364	-3	-230	273
Shares in earnings of JV and associated companies	12	11	25	-23	12	17

Operating income	-1,233	-12,339	-280	341	2,763	3,475

Financial income	-22	-82	61	-226	139	-89
Financial expenses	83	-350	-744	-371	-666	-377

Income after financial items	-1,172	-12,771	-963	-256	2,236	3,009

Taxes	176	1,916	-634	76	-670	-903

Net income	-996	-10,855	-1,597	-180	1,566	2,106

Net income attributable to:
Stockholders of the Parent Company	-1,010	-10,897	-1,604	-233	1,587	1,966
Non-controlling interests	14	42	7	53	-21	140

Other information
Average number of shares, basic (million)	3,275	3,272	3,268	3,264	3,261	3,258
Earnings per share, basic (SEK) 1)	-0.31	-3.33	-0.49	-0.07	0.49	0.60
Earnings per share, diluted (SEK) 1)	-0.30	-3.29	-0.48	-0.07	0.48	0.60

1)	Based on Net income attributable to stockholders of the Parent Company.

19      Ericsson  |  Second Quarter Report 2017

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	-996	-10,855	-1,597	-180	1,566	2,106
Adjustments to reconcile net income to cash
Taxes	-1,978	-4,345	-300	-1,282	-3,410	-1,208
Earnings/dividends in JV and associated companies	-8	-7	-21	22	73	-16
Depreciation, amortization and impairment losses	2,197	5,431	2,610	2,308	2,104	2,097
Other	-48	527	865	630	988	652

Net income reconciled to cash	-833	-9,249	1,557	1,498	1,321	3,631

Changes in operating net assets
Inventories	-1,146	-3,585	4,286	980	-1,667	-4,212
Customer finance, current and non-current	1,140	-834	-106	223	-816	-251
Trade receivables	450	2,397	3,713	-624	-564	3,408
Trade payables	41	626	3,306	-2,371	2,457	-617
Provisions and post-employment benefits	324	4,645	2,772	130	218	-14
Other operating assets and liabilities, net	25	4,459	3,884	-2,153	-1,662	-4,317

	834	7,708	17,855	-3,815	-2,034	-6,003

Cash flow from operating activities	1	-1,541	19,412	-2,317	-713	-2,372

Investing activities
Investments in property, plant and equipment	-1,018	-1,015	-1,699	-1,384	-1,572	-1,474
Sales of property, plant and equipment	37	69	277	111	50	44
Acquisitions/divestments of subsidiaries and other operations, net	9	3	-50	16	-480	-108
Product development	-315	-865	-1,291	-885	-1,099	-1,208
Other investing activities	-42	110	-2,341	-508	-890	735
Interest-bearing securities	-676	-11,886	-1,505	610	5,355	1,013

Cash flow from investing activities	-2,005	-13,584	-6,609	-2,040	1,364	-998

Cash flow before financing activities	-2,004	-15,125	12,803	-4,357	651	-3,370

Financing activities
Dividends paid	-3,274	-4	—	-163	-12,067	-33
Other financing activities	-5,636	10,902	-1,039	-1,295	2,761	94

Cash flow from financing activities	-8,910	10,898	-1,039	-1,458	-9,306	61

Effect of exchange rate changes on cash	-594	215	801	1,285	1,652	-981

Net change in cash and cash equivalents	-11,508	-4,012	12,565	-4,530	-7,003	-4,290

Cash and cash equivalents, beginning of period	32,954	36,966	24,401	28,931	35,934	40,224

Cash and cash equivalents, end of period	21,446	32,954	36,966	24,401	28,931	35,934

20      Ericsson  |  Second Quarter Report 2017

ADDITIONAL INFORMATION

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2016, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per June 30, 2017 and IFRS as endorsed by the EU.

None of the new or amended standards and interpretations that became effective January 1, 2017, have had a significant impact on the financial result or position of the Company.

21      Ericsson  |  Second Quarter Report 2017

NET SALES BY SEGMENT BY QUARTER*

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	36,839	34,860	47,791	37,020	40,245	39,935
Of which products	20,786	19,410	27,519	19,249	23,037	22,795
Of which services	16,053	15,450	20,272	17,771	17,208	17,140
IT & Cloud	10,888	9,545	14,884	11,716	11,500	9,830
Of which products	5,065	4,103	6,682	5,479	5,298	4,773
Of which services	5,823	5,442	8,202	6,237	6,202	5,057
Other	2,212	1,964	2,540	2,340	2,363	2,444

Total	49,939	46,369	65,215	51,076	54,108	52,209

	2017		2016
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	6%	-27%	29%	-8%	1%	—
Of which products	7%	-29%	43%	-16%	1%	—
Of which services	4%	-24%	14%	3%	0%	—
IT & Cloud	14%	-36%	27%	2%	17%	—
Of which products	23%	-39%	22%	3%	11%	—
Of which services	7%	-34%	32%	1%	23%	—
Other	13%	-23%	9%	-1%	-3%	—

Total	8%	-29%	28%	-6%	4%	-29%

	2017		2016
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-8%	-13%	—	—	—	—
Of which products	-10%	-15%	—	—	—	—
Of which services	-7%	-10%	—	—	—	—
IT & Cloud	-5%	-3%	—	—	—	—
Of which products	-4%	-14%	—	—	—	—
Of which services	-6%	8%	—	—	—	—
Other	-6%	-20%	—	—	—	—

Total	-8%	-11%	-11%	-14%	-11%	-2%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	71,699	34,860	164,991	117,200	80,180	39,935
Of which products	40,196	19,410	92,600	65,081	45,832	22,795
Of which services	31,503	15,450	72,391	52,119	34,348	17,140
IT & Cloud	20,433	9,545	47,930	33,046	21,330	9,830
Of which products	9,168	4,103	22,232	15,550	10,071	4,773
Of which services	11,265	5,442	25,698	17,496	11,259	5,057
Other	4,176	1,964	9,687	7,147	4,807	2,444

Total	96,308	46,369	222,608	157,393	106,317	52,209

	2017		2016
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-11%	-13%	-11%	—	—	—
Of which products	-12%	-15%	-12%	—	—	—
Of which services	-8%	-10%	-8%	—	—	—
IT & Cloud	-4%	-3%	-7%	—	—	—
Of which products	-9%	-14%	-16%	—	—	—
Of which services	0%	8%	1%	—	—	—
Other	-13%	-20%	-7%	—	—	—

Total	-9%	-11%	-10%	-9%	-7%	-2%

*	Net sales by segment has been restated for each quarter of 2016 and for the full year 2015. Comparisons against isolated quarters in 2015 are not available by segment. As of Q2 2017, the former Media segment was renamed to “Other”.

22      Ericsson  |  Second Quarter Report 2017

GROSS INCOME AND GROSS MARGIN BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	10,357	7,980	11,783	9,867	12,522	13,011
IT & Cloud	2,828	-2,100	4,676	3,833	4,061	3,281
Other	748	558	561	760	912	1,098

Total	13,933	6,438	17,020	14,460	17,495	17,390

	2017		2016
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	28%	23%	25%	27%	31%	33%
IT & Cloud	26%	-22%	31%	33%	35%	33%
Other	34%	28%	22%	32%	39%	45%

Total	28%	14%	26%	28%	32%	33%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	18,337	7,980	47,183	35,400	25,533	13,011
IT & Cloud	728	-2,100	15,851	11,175	7,342	3,281
Other	1,306	558	3,331	2,770	2,010	1,098

Total	20,371	6,438	66,365	49,345	34,885	17,390

	2017		2016
Year to date, As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	26%	23%	29%	30%	32%	33%
IT & Cloud	4%	-22%	33%	34%	34%	33%
Other	31%	28%	34%	39%	42%	45%

Total	21%	14%	30%	31%	33%	33%

23      Ericsson  |  Second Quarter Report 2017

OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	2,603	-538	2,380	2,839	4,789	5,762
IT & Cloud	-2,869	-8,997	-1,819	-1,740	-1,546	-1,977
Other	-967	-2,804	-841	-758	-480	-310

Total	-1,233	-12,339	-280	341	2,763	3,475

	2017		2016
Isolated quarters, As percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1

Networks	7%	-2%	5%	8%	12%	14%
IT & Cloud	-26%	-94%	-12%	-15%	-13%	-20%
Other	-44%	-143%	-33%	-32%	-20%	-13%

Total	-2%	-27%	0%	1%	5%	7%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,065	-538	15,770	13,390	10,551	5,762
IT & Cloud	-11,866	-8,997	-7,082	-5,263	-3,523	-1,977
Other	-3,771	-2,804	-2,389	-1,548	-790	-310

Total	-13,572	-12,339	6,299	6,579	6,238	3,475

	2017		2016
Year to date As percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3%	-2%	10%	11%	13%	14%
IT & Cloud	-58%	-94%	-15%	-16%	-17%	-20%
Other	-90%	-143%	-25%	-22%	-16%	-13%

Total	-14%	-27%	3%	4%	6%	7%

24      Ericsson  |  Second Quarter Report 2017

NET SALES BY MARKET AREA BY QUARTER*

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	7,730	8,009	9,718	7,678	7,730	7,905
North East Asia	5,853	5,561	9,623	6,122	6,041	5,579
North America	12,457	11,811	14,851	13,178	13,358	13,147
Europe and Latin America 1) 2)	15,231	12,707	19,128	15,104	17,082	15,100
Middle East and Africa	6,018	5,414	9,129	6,298	7,239	5,699
Other 1) 2)	2,650	2,867	2,766	2,696	2,658	4,779

Total	49,939	46,369	65,215	51,076	54,108	52,209

1) Of which in Sweden	701	925	843	690	477	1,113
2) Of which in EU	8,840	8,239	11,154	8,507	9,635	9,229

	2017		2016
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-3%	-18%	27%	-1%	-2%	-7%
North East Asia	5%	-42%	57%	1%	8%	-37%
North America	5%	-20%	13%	-1%	2%	-21%
Europe and Latin America 1) 2)	20%	-34%	27%	-12%	13%	-31%
Middle East and Africa	11%	-41%	45%	-13%	27%	-36%
Other 1) 2)	-8%	4%	3%	1%	-44%	-44%

Total	8%	-29%	28%	-6%	4%	-29%

1) Of which in Sweden	-24%	10%	22%	45%	-57%	15%
2) Of which in EU	7%	-26%	31%	-12%	4%	-27%

	2017		2016
Year-over-year change, percent	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	0%	1%	14%	-9%	-3%	1%
North East Asia	-3%	0%	8%	-4%	-13%	-7%
North America	-7%	-10%	-11%	-8%	-8%	8%
Europe and Latin America 1) 2)	-11%	-16%	-13%	-20%	-12%	-15%
Middle East and Africa	-17%	-5%	2%	-25%	-21%	-15%
Other 1) 2)	0%	-40%	-67%	-6%	-3%	54%

Total	-8%	-11%	-11%	-14%	-11%	-2%

1) Of which in Sweden	47%	-17%	-13%	-39%	-20%	2%
2) Of which in EU	-8%	-11%	-12%	-20%	-16%	-15%

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	15,739	8,009	33,031	23,313	15,635	7,905
North East Asia	11,414	5,561	27,365	17,742	11,620	5,579
North America	24,268	11,811	54,534	39,683	26,505	13,147
Europe and Latin America 1) 2)	27,938	12,707	66,414	47,286	32,182	15,100
Middle East and Africa	11,432	5,414	28,365	19,236	12,938	5,699
Other 1) 2)	5,517	2,867	12,899	10,133	7,437	4,779

Total	96,308	46,369	222,608	157,393	106,317	52,209

1) Of which in Sweden	1,626	925	3,123	2,280	1,590	1,113
2) Of which in EU	17,079	8,239	38,525	27,371	18,864	9,229

	2017		2016
Year to date, year-over-year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	1%	1%	1%	-4%	-1%	1%
North East Asia	-2%	0%	-3%	-8%	-10%	-7%
North America	-8%	-10%	-6%	-3%	-1%	8%
Europe and Latin America 1) 2)	-13%	-16%	-15%	-15%	-13%	-15%
Middle East and Africa	-12%	-5%	-15%	-21%	-18%	-15%
Other 1) 2)	-26%	-40%	-25%	16%	27%	54%

Total	-9%	-11%	-10%	-9%	-7%	-2%

1) Of which in Sweden	2%	-17%	-18%	-19%	-6%	2%
2) Of which in EU	-9%	-11%	-15%	-17%	-16%	-15%

*	As of Q2 2017, net sales by geographical area has been restated using the new structure of five Market Areas + Other, replacing the previous structure of 10 regions + Other. Broadcast services, reported as Region Other during 2016, is now reported per geographical area. In addition, part of the business related to former Telcordia, reported per geographical area during 2016, has been transferred to Other. All changes have been applied retrospectively to ensure valid comparisons between periods.

25      Ericsson  |  Second Quarter Report 2017

TOP 5 COUNTRIES IN SALES

Country	Q2		Jan-Jun
Percentage of Net sales	2017	2016	2017	2016

United States	26%	26%	26%	26%
China	9%	8%	8%	9%
India	4%	5%	5%	5%
Australia	4%	3%	4%	2%
Japan	3%	2%	4%	3%

NET SALES BY MARKET AREA BY SEGMENT

	Q2 2017				Jan-Jun 2017
SEK million	Networks	IT & Cloud	Other	Total	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	6,292	1,319	119	7,730	12,945	2,597	197	15,739
North East Asia	4,118	1,693	42	5,853	8,743	2,582	89	11,414
North America	9,953	2,053	451	12,457	19,182	4,340	746	24,268
Europe and Latin America	10,513	3,865	853	15,231	19,099	7,191	1,648	27,938
Middle East and Africa	4,171	1,756	91	6,018	7,922	3,309	201	11,432
Other	1,792	202	656	2,650	3,808	414	1,295	5,517

Total	36,839	10,888	2,212	49,939	71,699	20,433	4,176	96,308

Share of total	74%	22%	4%	100%	75%	21%	4%	100%

	Q2 2017
Sequential change, percent	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	-5%	3%	53%	-3%
North East Asia	-11%	90%	-11%	5%
North America	8%	-10%	53%	5%
Europe and Latin America	22%	16%	7%	20%
Middle East and Africa	11%	13%	-17%	11%
Other	-11%	-5%	3%	-8%

Total	6%	14%	13%	8%

	Q2 2017				Jan-Jun 2017
Year over year change, percent	Networks	IT & Cloud	Other	Total	Networks	IT & Cloud	Other	Total

South East Asia, Oceania and India	-2%	10%	7%	0%	-1%	9%	1%	1%
North East Asia	-12%	25%	20%	-3%	-2%	-1%	11%	-2%
North America	-5%	-11%	-23%	-7%	-10%	8%	-33%	-8%
Europe and Latin America	-11%	-12%	-10%	-11%	-15%	-9%	-13%	-13%
Middle East and Africa	-19%	-13%	23%	-17%	-13%	-10%	19%	-12%
Other	0%	-19%	7%	0%	-29%	-40%	-5%	-26%

Total	-8%	-5%	-6%	-8%	-11%	-4%	-13%	-9%

IPR LICENSING REVENUES BY SEGMENT BY QUARTER

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,562	1,609	1,612	1,610	1,724	3,064
IT & Cloud	195	201	202	201	216	383
Other	195	201	202	201	216	383

Total	1,952	2,011	2,016	2,012	2,156	3,830

	2017		2016
Year to date, SEK million,	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,171	1,609	8,010	6,398	4,788	3,064
IT & Cloud	396	201	1,002	800	599	383
Other	396	201	1,002	800	599	383

Total	3,963	2,011	10,014	7,998	5,986	3,830

26      Ericsson  |  Second Quarter Report 2017

PROVISIONS

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	10,560	6,357	3,245	3,387	3,532	3,838
Additions	1,403	6,365	4,349	666	839	492
Utilization/Cash out	-1,324	-2,085	-976	-716	-794	-667
Of which restructuring	-1,075	-1,586	-785	-529	-639	-487
Reversal of excess amounts	-65	-66	-253	-129	-240	-67
Reclassification, translation difference and other	-162	-11	-8	37	50	-64

Closing balance	10,412	10,560	6,357	3,245	3,387	3,532

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	6,357	6,357	3,838	3,838	3,838	3,838
Additions	7,768	6,365	6,346	1,997	1,331	492
Utilization/Cash out	-3,409	-2,085	-3,153	-2,177	-1,461	-667
Of which restructuring	-2,661	-1,586	-2,440	-1,655	-1,126	-487
Reversal of excess amounts	-131	-66	-689	-436	-307	-67
Reclassification, translation difference and other	-173	-11	15	23	-14	-64

Closing balance	10,412	10,560	6,357	3,245	3,387	3,532

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2017		2016
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,018	1,015	1,699	1,384	1,572	1,474
Capitalized development expenses 1)	315	865	1,291	885	1,099	1,208
IPR, brands and other intangible assets	19	1	0	-4	13	5

Total	1,352	1,881	2,990	2,265	2,684	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	1,061	1,075	1,318	1,106	1,083	1,062
Capitalized development expenses	690	2,481	652	511	386	351
IPR, brands and other intangible assets	446	1,875	640	691	635	684

Total	2,197	5,431	2,610	2,308	2,104	2,097

1)	Including reclassification

	2017		2016
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	2,033	1,015	6,129	4,430	3,046	1,474
Capitalized development expenses 1)	1,180	865	4,483	3,192	2,307	1,208
IPR, brands and other intangible assets	20	1	14	14	18	5

Total	3,233	1,881	10,626	7,636	5,371	2,687

Depreciation, amortization and impairment losses
Property, plant and equipment	2,136	1,075	4,569	3,251	2,145	1,062
Capitalized development expenses	3,171	2,481	1,900	1,248	737	351
IPR, brands and other intangible assets	2,321	1,875	2,650	2,010	1,319	684

Total	7,628	5,431	9,119	6,509	4,201	2,097

1)	Including reclassification

27      Ericsson  |  Second Quarter Report 2017

OTHER INFORMATION

	Apr-Jun		Jan-Jun		Jan-Dec
SEK million	2017	2016	2017	2016	2016

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,331	3,334	3,331	3,331
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,069	3,072	3,069	3,069
Number of treasury shares, end of period (million)	58	69	58	69	62
Number of shares outstanding, basic, end of period (million)	3,276	3,262	3,276	3,262	3,269
Numbers of shares outstanding, diluted, end of period (million)	3,319	3,298	3,319	3,298	3,309
Average number of treasury shares (million)	58	55	59	55	60
Average number of shares outstanding, basic (million)	3,275	3,261	3,273	3,259	3,263
Average number of shares outstanding, diluted (million) 1)	3,318	3,297	3,316	3,296	3,303
Earnings per share, basic (SEK)	–0.31	0.49	–3.64	1.09	0.53
Earnings per share, diluted (SEK) 1)	–0.30	0.48	–3.59	1.08	0.52

Ratios
Days sales outstanding	—	—	114	115	95
Inventory turnover days	86	83	78	81	69
Payable days	64	56	60	59	56

Exchange rates used in the consolidation
SEK/EUR– closing rate	—	—	9.65	9.42	9.56
SEK/USD– closing rate	—	—	8.46	8.45	9.06

Other
Regional inventory, end of period	19,552	18,749	19,552	18,749	16,231
Export sales from Sweden	21,697	27,797	43,157	51,051	107,036

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

NUMBER OF EMPLOYEES

	2017		2016
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,748	27,221	26,570	26,453	26,725	26,602
North East Asia	12,972	12,962	13,042	13,434	13,547	13,623
North America	11,073	11,253	11,547	12,229	13,838	14,081
Europe and Latin America 1)	53,173	54,194	54,873	56,035	56,477	55,009
Middle East and Africa	5,161	5,268	5,432	5,646	5,920	5,985

Total	109,127	110,898	111,464	113,797	116,507	115,300

1) Of which in Sweden	14,483	14,712	15,303	15,872	16,190	16,290

28      Ericsson  |  Second Quarter Report 2017